Exhibit 99.39

PRESS RELEASE

Trading Symbol: SVM.TO	December 4, 2007

Silvercorp Acquires TLP Silver-Lead Mine Near The Ying Silver
Project, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – December 4, 2007 – Silvercorp Metals Inc. ("Silvercorp” - SVM.TO) is pleased to announce that its 77.5% owned joint venture company, Henan Found Mining Co. Ltd. (“Henan Found”), has successfully concluded a contract to acquire 100% of the TLP Silver-Lead Mine (“TLP Mine”) by paying $11 million plus assuming debts, obligations and winding down of certain leasing agreements for approximately an additional $9 million. The acquisition will be funded by Henan Found’s cash on hand.

The TLP Mine is located 9.5 kilometres (km) east of the SGX mine of the Ying project and borders the recently acquired LM Silver Mine to the south. The TLP Mine operates under a mining permit that covers an area of 3.3 square kilometres, from surface at 1,140 metres (m) elevation to a depth of 700m with an overlapping exploration permit that covers the area below 700m elevation.

The TLP Mine is the third in a series of strategic acquisitions by Silvercorp to consolidate the silver, lead and zinc mines and exploration grounds in the Ying Silver Project area, as the Chinese Government encourages the consolidation within a mining district of small mining operations and companies into larger, well organized operations in order to improve safety and environmental practices and for better utilization of resources. With the acquisition of the TLP Mine, Silvercorp now holds a land package of 76.16 square kilometres, consisting of 5 mining permits, 8 exploration permits, and four operating mines. This provides a solid base from which to significantly expand resources and growth potential for Silvercorp in an important silver district in China.

The TLP Mine was previously operated by numerous small miners until 2002, when it was consolidated under its current four shareholders, each of whom have operated separately on four different stacked levels with approximately 100m intervals between the 1,140m and 700m elevations. The TLP Mine is currently shut down by the local government due to its poor record of safety and environmental practices. As Henan Found is designated by the local government as the sole consolidator of the TLP Mine, it is expected that once Henan Found takes control of the TLP Mine in two weeks, the local government authorities will allow Henan Found to resume operations at the TLP Mine.

The geology of the TLP deposit is similar to that of the Ying, HPG and LM mines, typified by high grade mesothermal Lead/Zinc veins rich in silver and hosted in Achaean gneissic rocks. Of particular importance, the TLP veins systems are much wider than any of the other deposits found to date in the district, attaining widths of up to 19.21m with grades up to 1,102 grams per tonne (g/t) silver (Ag) and 19.4 % lead (Pb) as reported by the government geological team, the No. 6 Team of Henan Non-Ferrous Geological Bureau, in a detailed exploration report in 1995.

Small scale mining activities started many years before 1993 when the No. 6 Team began to systematically explore at the TLP Mine. By 1995, the No. 6 team had completed 54 steeply dipping, surface diamond drill holes on 100m sections totaling 14,814 metres of drilling with the deepest hole intercepts at above 750m elevation, as well as sampling on a number of underground cross cuts and drifts of totaling about 2,800m. These exploration results were summarized in a “Detailed Exploration Report” dated in 1995 by the No. 6 Team. Based on the report, the Chinese government standard Class C+D resources of 3,688,343 tonnes grading 292g/t (9.38 ounces per tonne) Ag and 3.30 % Pb (no assay data is available for Zinc) in the mine permit area (between 1,140m to 700m elevations) were estimated. This resource estimate is historical and is not NI 43-101 compliant and, therefore, must not be relied on. Official mining capacity was designed at 100 tonnes of ore per day in 1995 and it has reached about 450 tonnes per day by 2005, meanwhile it was also dominated by illegal mining activities from locals and it is thus unclear how much of these resources remain after over 10 years of non planned small scale mining.

Ten en-echelon vein sets have been identified by the No. 6 Team for strike lengths of over 2km, striking northeast and dipping at approximately 60-70 degrees to the west. Of the ten mineralized veins, only 6 veins have been subject to the above mentioned drilling and subsequent underground development and mining. Mining activities on these six veins took place over strike lengths of no more than 600m and at depths above 720m elevation. This leaves ample strike and down dip length to define a further resource at the TLP Mine. The dimensions of the 6 better defined veins are shown in the table below.

Vein#	Strike Length	Dip Length	Average True
	(m)	(m)	Thickness (m)
1	1500	150-270	2.08
2	1600	220-520	3.15
3	1500	190-380	2.97
4	1400	220-320	1.27
5	1500	50-400	1.53
6	2000	85-130	1.22

Assay results of historical drill holes and tunnels samples (1995) are listed in the following table.

Vein#	Section	Drill Holes /Tunnels	Elevation (m)	True Thickness (m)	Ag (g/t)	Pb (%)
1	11 7 3 11 11	ZK1108 ZK0706 ZK0314 PD5 PD4	1065 1070 1154 1082 1072	2.24 0.91 3.20 3.00 6.64	243 250 148 266 165	3.63 7.92 3.20 3.57 2.38
2	0 0 3	ZK0004 ZK0005 ZK0314	1144 1050 1060	0.86 3.20 11.64	140 154 500	0.69 0.78 4.08

	3	ZK0316	1000	4.59	922	0.44
	7	ZK0705	1070	1.80	128	1.44
	7	ZK0708	978	1.44	108	1.47
	7	ZK0706	1035	1.57	52	1.57
	11	ZK1107	1075	8.35	232	10.94
	11	ZK1108	1040	1.60	108	0.50
	11	ZK1109	1060	1.02	110	11.52
	2	CM02	1020	6.87	379	8.97
	1	CM01	1020	15.49	310	4.34
	3	CM03	1020	19.21	352	19.40
	5	CM05	1020	4.53	103	1.96
	7	CM07	1020	1.92	155	3.07
	9	CM09	1020	9.00	160	1.65
	11	CM11	1020	2.80	141	2.80
	5	CM05	1080	4.67	613	5.79
	7	CM07	1080	1.64	164	1.04
	9	CM09	1080	15.74	335	3.87
	1	CM01	1080	1.31	213	9.53
	4	CM04	1125	6.13	152	1.02
	5	CM05	1125	1.18	108	1.56
3	7	ZK0705	1040	18.83	482	8.57
	7	ZK0704	1075	1.84	73	2.17
	7	ZK0708	930	6.22	110	0.93
	3	ZK0302	1070	2.52	285	4.01
	3	ZK0314	982	2.37	236	16.07
	3	ZK0316	960	9.05	522	5.37
	0	ZK0004	1076	10.17	117	1.48
	0	ZK0005	1029	2.13	149	1.13
	0	ZK0006	940	0.82	96	1.10
	0	ZK0008	902	5.34	1102	7.10
	4	ZK0406	1070	8.78	145	1.49
	4	CM04	1020	0.94	50	0.29
	1	CM01	1020	0.80	190	1.90
	3	CM03	1020	0.92	102	0.95
	5	CM05	1020	3.17	290	3.00
	7	CM07	1020	9.25	162	3.41
	9	CM09	1020	1.90	207	1.90
	11	CM11	1020	8.64	227	2.15
	12	PD1	1030	8.34	1006	10.22
	14	YM1-14	1030	0.82	284	1.07
	4	PD3	1100	4.85	108	6.35

4	4 5 7	PD3 YM47 CM07	1100 1020 1020	3.89 1.14 1.27	161 290 233	2.33 10.72 20.26
5	12 5	TC12 LD15	Surface Surface	0.88 2.81	330 685.31	0.53 4.19
6	3 4	ZK0320 ZK0416	1070 1085	1.19 1.61	250 123	1.87 1.12
ZK are drill holes. PD, CM, YM and LD are tunnels. TC is a trench.

Silvercorp's geologists made visits to the mine, mapped the tunnels, and collected check samples mainly at the 740m elevation. The check assays show a trend of increasing gold and copper content in depth. Assay results of the check samples are listed in the table below.

Vein#	Elevation (m)	True Sample Width* (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)
2	740 740 740 740 710	5.60 0.80 3.00 3.00 0.70	0.39 0.73 0.57 0.80 2.50	51 38 158 104 103	0.25 0.30 2.78 1.70 0.97	6.21 10.21 1.69 1.88 33.14
5	740 740 740 740 740 740	0.20 0.40 2.00 0.40 0.50 Grab	1.13 0.74 1.47 0.63 1.25 4.89	224 77 201 121 408 328	0.34 0.23 0.49 3.56 1.36 0.26	12.48 7.93 23.76 12.25 9.91 44.08
* Not necessarily representing full mineralization width of veins

Following the anticipated resumption of TLP Mine operations, Silvercorp intends to carry out systematic underground drilling, tunneling, and mine development including sinking several declines and shafts. Exploration will be undertaken on all ten veins to define the resource while concurrently continuing mining operations. Silvercorp will also commission an independent NI43-101 geology and resource review on the TLP project.

The acquisition of the TLP Mine remains subject to regulatory approvals.

LM Mine: Silvercorp has taken control of the LM Mine. Exploration, mine development, and production is resumed.

Quality Control
Rock samples were collected by continuously chip sampling the face of the undercut drifts or the tunnel back. The samples are shipped directly in security sealed bags to the analytical Lab of No. 6 Team of Henan Non-Ferrous Metals Geological and Mineral Resources Bureau in Luoyang located 120km by road northeast of the TLP Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 150 grams, then the sample is pulverized to 200 mesh. Ag, Au, Pb and Cu were analyzed by a 3 hour hot aqua regia digestion on 30 gram samples with an AA finish.

Michael William Hibbitts, P.Geo, is the Qualified Person on the project under NI 43-101.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements.